Dark LLC
Balance Sheets
(Unaudited)

	December 31, 2022	December 31, 2021
ASSETS		
Cash	$ -	$ -
Total current assets	-	-
Total assets	$ -	$ -
LIABILITIES AND MEMBERS' EQUITY		
Total current liabilities	$ -	$ -
Commitments and contingencies	-	-
Common units; 11,000,000 membership interest units authorized, 10,800,000 membership interest units issued and outstanding	2,100,000	-
Retained earnings	(2,100,000)	-
Total members' equity	-	-
Total liabilities and members' equity	$ -	$ -